FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2025

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Julie Kim Will Succeed Christophe Weber as CEO of Takeda in June 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 30, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Julie Kim Will Succeed Christophe Weber as CEO of Takeda in June 2026

•CEO Christophe Weber to retire from Takeda in June 2026 after 12 years
•Julie Kim, president of the U.S. Business Unit, named to succeed Weber after multi-year succession process

OSAKA, Japan and CAMBRIDGE, Massachusetts, January 30, 2025 – Takeda (TSE:4502/NYSE:TAK) announced today that its Board of Directors made the decision unanimously to appoint Julie Kim, currently president of Takeda’s U.S. Business Unit, as the successor to Christophe Weber, Takeda’s president, chief executive officer (CEO) and representative director, when Mr. Weber retires from the company in June 2026. Mrs. Kim will be proposed as a candidate for election to the Board at Takeda’s Annual General Shareholders Meeting held in June 2026. Mr. Weber will not hold a Board seat after retiring from Takeda.

“The Board of Directors has unanimously chosen Julie Kim to lead Takeda into the next chapter, building on the company’s success under Christophe Weber’s remarkable leadership,” said Masami Iijima, chair of the Board of Directors meeting and of the Nomination Committee. “During Christophe’s 12 years of leadership, Takeda has transformed into a competitive, global R&D-driven biopharmaceutical company, with a long-term sustainable business model. We are grateful for his tremendous impact and for his continued leadership at Takeda and support to Julie over the next 18 months. Julie is an outstanding leader who has made significant contributions to the company, notably in leading the U.S. business and the Plasma-Derived Therapies Business Unit previously. She is an experienced, values-based leader who will fully uphold our corporate culture and expand the impact we can have for patients around the world.”

Commenting on the selection process, Mr. Iijima said that “after undergoing a multi-year succession process, the Board determined that Julie Kim is the best leader among a strong pool of both internal and external candidates. The selection process followed by the Nomination Committee and the Board has been thorough and exemplary.”

“For several years, I have worked with the Board to ensure a smooth succession,” said Christophe Weber. “Now is the right time to appoint my successor given our competitive growth outlook, new product launches expected from the second half of 2026 onwards and the anticipated retirement of some external independent directors in the coming years. The Board’s selection of Julie is outstanding. I have worked closely with Julie for the past six years and have witnessed firsthand her values, intellect, grit and dedication to our people and patients.”

“Takeda is a unique company, and I am deeply honored to have been chosen to lead it,” said Julie Kim. “Thanks to Christophe’s phenomenal leadership, Takeda has become a global biopharmaceutical powerhouse with a promising late-stage pipeline. I am excited to guide Takeda through the next phase, together with our exceptional and talented people, while staying true to our strong culture that is rooted in our values and shaped by a heritage of more than 240 years. I want to thank the Board of Directors for their confidence in me. I look forward to working with the Board, Takeda’s executive team and all colleagues to serve and create long-term value for patients, shareholders and society.”

About Christophe Weber
Christophe Weber joined Takeda in April 2014 as chief operating officer. He was named president and representative director in June 2014, and subsequently appointed CEO in April 2015. Under Mr. Weber’s leadership, Takeda has focused on enhancing competitiveness through globalization and R&D transformation, while fostering a diverse and inclusive work environment and reinforcing ethical values and corporate governance.

About Julie Kim
Julie Kim has been the president of the U.S. Business Unit and U.S. country head since 2022, and a member of the Takeda Executive Team since 2019. With three decades of experience in health care, Mrs. Kim has held leadership positions at global, regional, country and functional levels. Her extensive background covers a range of therapeutic areas, international market access, general management, marketing and emerging market development.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Contacts:

Takeda Media Relations
Amy Atwood (U.S. & Global)
amy.atwood@takeda.com

Aya Shishido (Japan)
aya.shishido@takeda.com

Takeda Investor Relations
Christopher O’Reilly
Christopher.oreilly@takeda.com
+81 (0) 90-6481-3412

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Medical Information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
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(Attachment)

1.Changes in Appointment and Titles of Representative Directors

Name	New Title (planned)	Current Title
Julie Kim	Representative Director, President & Chief Executive Officer*	President, U.S. Business Unit and U.S. Country Head
Christophe Weber	Retirement	Representative Director, President & Chief Executive Officer
* Subject to election and appointment at the 150th Ordinary General Meeting of Shareholders and Board of Directors meeting in June 2026.

2.Biography of Newly Appointed Representative Director

Date of Birth	Business Experience	Number of ADSs Held*
June 6, 1970
June 2016    Joined Shire plc
June 2016    Head of International Value Demonstration & Access
May 2018    Head of Global Hematology Franchise
January 2019    Joined Takeda Pharmaceutical Company Limited
January 2019    President, Plasma-Derived Therapies Business Unit
April 2022    President, U.S. Business Unit, and U.S. Country Head
    (to present)
95,065 ADSs
*There are no ordinary shares held as of the filing date.

3.Effective Date of Changes (planned)
June 2026